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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Amendment 1)

                   Under the Securities Exchange Act of 1934

                         Star Multi Care Services, Inc.
                                (Name of Issuer)

                     Common Stock,$.001 par value per share
                         (Title of Class of Securities)

                                  855156 30 3
                                 (CUSIP Number)

                               Stephen Sternbach
                            Chief Executive Officer
                         Star Multi Care Services, Inc.
                              33 Walt Whitman Road
                                   Suite 302
                          Huntington Station, NY 11746
                                 (631) 423-6689

                                January 22, 2003
            (Date of Event which Requires Filing of this Statement)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 855156 30 3

1.      Name of Reporting Person IRS Identification No.
        Stephen Sternbach


2.      Check the Appropriate Box if a Member of a Group
        a.      / /
        b.      / /

3. SEC Use Only
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4. Source of Funds: PF

5.

6. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).

6. Citizenship or Place of Organization
   USA

7. Sole Voting Power: 1,984,225

8. Shared Voting Power: 15,521

9. Sole Dispositive Power 7,658,947

10. Shared Dispositive Power 15,521

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 7,810,059

12. Check if the Aggregate Amount in row (9) Excludes Certain Shares.[X] Excludes 13,289 shares of the Company's Common Stock owned by the Stephen Sternbach Family Trust; Mr. Sternbach disclaims beneficial ownership with respect to these shares

13. Percent of Class Represented by Amount in Row 9: 47.8%

14. Type of Reporting Person: IN

Item 1. Security and Issuer:    Common Stock,$.001 par value per share
                                Star Multi Care Services, Inc.
                                Suite 302
                                33 Walt Whitman Road
                                Huntington Station, NY 11746

Item 2. Identity and Background

Item 2(a)       Stephen Sternbach

Item 2(b)       Address of Principal Business Office or, if none, Residence:

                Star Multi Care Services, Inc.
                33 Walt Whitman Road
                Suite 302
                Huntington Station, NY 11746

Item 2(c) Chairman of the Board, President and Chief Executive Officer Star Multi Care Services, Inc.
                33 Walt Whitman Road
                Suite 302
                Huntington Station, NY 11746
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Item 2(d)       No

Item 2(e)       No

Item 2(f)       USA

Item 3          Source and Amount of Funds or Other Consideration

                On January 22, 2003, Mr. Sternbach purchased 84,050 shares of Star Multi Care Services, Inc. common stock par value $.001 from Jericho Capital Corp. SEP f/b/o Kenneth S. Greene for the total purchase price of $17,500 payable in cash. The source of the funds were personal.


Item 4          Purpose of Transaction

                The purpose of the transaction was to acquire the shares for his own personal investment account. In conjunction with Matthew Solof who beneficially controls 47.9% of the outstanding common stock shares of the Issuer, Mr. Sternbach seeks to take control of the Issuer.

Item 5. Interest in Securities of the Issuer.

                7,810,059 or 47.8% of the outstanding shares of the Issuer. This includes options to purchase 115,986 shares of common stock of the Issuer that are exercisable within 60 days hereof. Mr. Sternbach has sole voting control over 1,984,225 shares of common stock and shared voting control over 15,521 shares of common stock. Mr. Sternbach has sole dispositive power over 7,658,947 shares of common stock and shared dispositive power over 15,521 shares of common stock.

                On January 25, 2003, Mr. Sternbach converted the 234.5 shares of Series B 7% Convertible Preferred Stock par value $1.00 per share into 7,574,722 common stock shares. However, as the Company has 5,000,000 common stock shares authorized for issuance, only 1,900,000 of the common stock shares can be issued at this time. The Company has executed an undertaking promising to use its best efforts to hold a shareholders meeting and authorize additional shares, so that the remaining 5,674,722 common stock shares can be issued.

                Pursuant to the terms of the Pledge Agreement dated October
                31, 2002 between Mr. Sternbach and Shaar Fund Limited securing the loan for the balance of the purchase price of the Series B 7% Convertible Preferred Stock par value $1.00 per share, the Shaar Fund has the right to collect all dividends issued upon the Preferred Stock or upon common stock issuable upon the conversion of the Preferred Stock into common stock.
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Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to
        Securities of the Issuer.

        On January 22, 2003, Mr. Sternbach entered into a Stock Purchase Agreement whereby he purchased 84,050 shares of Star Multi Care Services, Inc. common stock par value $.001 from Jericho Capital Corp. SEP f/b/o Kenneth S. Greene for the total purchase price of $17,500 payable in cash. The source of the funds were personal.

Item 7. Material to be Filed as Exhibits.

1. Securities Stock Purchase Agreement dated January 22, 2003 between Matthew Solof, Stephen Sternbach and Jericho Capital Corp. SEP f/b/o Kenneth S. Greene.

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                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:     s/ Stephen Sternbach                    February 4, 2003
        Stephen Sternbach